Exhibit (a)(1)(I)

DIRECTION FORM
METAVANTE RETIREMENT PROGRAM

EQUIVALENT SHARES RELATING TO OFFER TO PURCHASE FOR NOT MORE THAN $2,500,000,000 IN CASH UP TO 86,206,896 SHARES OF ITS COMMON STOCK BY
FIDELITY NATIONAL INFORMATION SERVICES, INC.

[affix label with participant’s name,
address, date and Equivalent Shares]

In connection with the offer to purchase, I hereby instruct the Trustee to tender the Equivalent Shares attributable to my account under the Metavante Plan as of July 30, 2010, unless a later deadline is announced, as specified below.

By writing a percentage (in whole numbers) of Equivalent Shares attributable to my account under the Metavante Plan in one or more spaces below, I elect to tender the Equivalent Shares at the price(s) indicated. This action could result in none of the shares being tendered if the purchase price determined by FIS pursuant to the tender offer (the “Purchase Price”) is less than the price(s) selected. If the Purchase Price for the Equivalent Shares is equal to or greater than the price(s) selected, then the Equivalent Shares purchased by FIS will be purchased at the Purchase Price, subject to the terms of the offer to purchase, including proration in the event that the tender offer is oversubscribed.

By writing a percentage on the % line at $TBD, I want to MAXIMIZE the chance of having FIS purchase all of the Equivalent Shares I have instructed the Trustee to tender. Accordingly, by writing a percentage on the % line at $TBD, I am willing to accept the Purchase Price (as determined by FIS pursuant to the tender offer). I understand that this action could result in receiving a price per Equivalent Share as low as $29.00.

The sum of all percentages you specify below must not exceed 100%, but you may tender less than 100% of your Equivalent Shares. If the sum of all such percentages exceeds 100%, your Direction Form will be rejected and none of the Equivalent Shares attributable to your account will be tendered. To totally revoke a previous tender, submit a new Direction Form with a “0” at every price point listed below, including $TBD.

% at $TBD

% at $29.00	% at $29.75	% at $30.50

% at $29.25	% at $30.00	% at $30.75

% at $29.50	% at $30.25	% at $31.00

Please note that the Metavante Plan is prohibited by law from selling Equivalent Shares to FIS for a price that is less than the Prevailing Market Price of FIS common stock. Accordingly, if you elect to tender Equivalent Shares at a price that is lower than the Prevailing Market Price of FIS common stock on the New York Stock Exchange, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than the Prevailing Market Price of FIS common stock on the New York Stock Exchange on the applicable date. THIS COULD RESULT IN YOUR SELECTED PERCENTAGE(S) OF YOUR EQUIVALENT SHARES NOT BEING PURCHASED IN THE TENDER OFFER. If the Prevailing Market Price of FIS common stock on the New York Stock Exchange on the applicable date is greater than the maximum price available in the tender offer, none of your Equivalent Shares will be tendered and your tender will be deemed to have been withdrawn.

For your Direction Form to be complete you must sign this form and provide the following information:

Name:	Daytime Telephone Number:
Address:	Signature:
Social Security Number:	Dated: , 2010

The form must be received by the Tabulator (as set forth in the accompanying letter) no later than 4:00 P.M. (Eastern Time) on Thursday, July 29, 2010. The method of delivery of this document is at the option and risk of the tendering participant. In all cases, sufficient time should be allowed to assure timely delivery.

VOLUNTARY CORPORATE ACTION COY:CEY “Metavante Retirement Program”